Exhibit 99.1

Americas Silver Corporation Provides an Update on the San Rafael Project

TORONTO--(BUSINESS WIRE)--July 17, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) is pleased to provide a construction update on its 100% owned and fully funded San Rafael development project located in Sinaloa, Mexico.

Budget & Timeline

Construction commenced in early Q4, 2016 with an estimated initial capital expenditure of US $22 million based on the March 30, 2016, San Rafael pre-feasibility study. The initial capital estimate was subsequently reduced to US $18 million due to project optimization related to the mill expansion, refurbishing existing equipment and ramp development, as well as favourable movements in the Mexican peso. As at June 30, 2017, the Company has spent approximately $10.5 million of the revised budget and expects to have sufficient cash on hand and cash flow generated from continuing operations to fund the project development.

Management expects that initial processing of material at the existing Los Braceros mill will occur by mid-September. The initial targeted throughput of 1,500 tonnes per day from the pre-feasibility study is expected early in Q4, 2017. In early 2018, management will evaluate a potential mill expansion based on realized mill throughput of the San Rafael ore, achievable future mining rates and current metal prices.

San Rafael is expected to deliver average annual production of 1 million ounces of silver, 50 million pounds of zinc and 20 million pounds of lead over a 6 plus year mine life at negative all-in sustaining costs based on current reserves and metal prices. The project is expected to have an IRR of greater than 100%, generate substantial free cash flow and provide a step change in the Company’s cash cost and all-in sustaining cost profile in 2018.

“The pace of development at San Rafael has picked up considerably with the challenging ground conditions now largely behind us, allowing the project to remain on track to deliver on budget and on schedule for first production by the end of Q3, 2017,” said Daren Dell, Chief Operating Officer of Americas Silver. “I’m proud of our Mexican team’s resolve to work through the ground issues and maintain the short-term development schedule, while also preserving the maximum long-term flexibility of the mine.”

Underground Ramp Development

Main access at San Rafael continues to develop toward the center of the Main Zone. Concurrently, a secondary ramp development heading to the west which accesses the first 18-24 months of production in the southern-most part of the Main Zone has less than 190 meters of development to reach the first ore stopes. Management currently anticipates that ramp development to this area will allow ore stockpiling to begin in early August. The main access development continues to advance through a localized “karst” zone that hosts challenging ground conditions at the contact between volcanic and limestone rock-types. Development is moving successfully through this area and an augmented ground support regime has been implemented to ensure its long-term stability. Continued development beyond this area will provide future access to the Main Zone and Upper Zone areas of the mine for production beyond 2019.

Processing Facility

Mill modifications including additional flotation capacity, reagent preparation and distribution areas, and concentrate regrind circuits at the existing Los Braceros mill are progressing well. All major equipment has been delivered and contractors are currently focusing on electrical cable installation and piping. Commissioning of the new equipment is set for the second half of August in anticipation of initial production from San Rafael.

Drilling

Earlier in the year, the Company completed a 20-hole, 1,900 meter definition drill campaign covering the southern part of the Main Zone. The program successfully confirmed the limits of the current resource and provided additional information for final stope design. Management is also evaluating options to mine and stockpile additional material from this area made economic through higher metal prices.

In Q2, 2017, the Company completed an 8-hole, 2,700 meter diamond drilling campaign targeting the Zone 120 area. Given the success of that original program, four additional holes are currently testing the southern extension of Zone 120 to evaluate a potential connection with the El Cajón mine. The individual drill-hole results from the first campaign will be incorporated into the Company’s mid-year reserve and mineral resource update expected to be released by the end of Q3, 2017. See attached map for drill locations.

Current Operations

Current production for the Cosalá operations continues to be primarily sourced from the Nuestra Señora mine as higher zinc and lead prices have prioritized this ore above the El Cajón ore, currently in stockpiles at the Los Braceros mill. It is expected that ore from Nuestra Señora will be processed through most of Q3, 2017. El Cajón stockpiles are available to supplement mill feed until San Rafael commences at the end of the quarter.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the successful completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO

San Rafael/ El Cajón Area - 2017 Drill Targets

333.500 mE
333.750 mE
334.000 mE
334.250 mE
N
Zone 120 Drilling
SR392
SR391
SR393
SR394
SR397
SR395
SR400
SR396
SR399
SR398
120-6
SAN RAFAEL
ZONE 120
2017 Definition Drilling
SAN RAFAEL PORTAL
EL CAJON
EL CAJON PORTAL
LEGEND
Alluvial
Rhyolitic Tuff
Dacitic Tuff
Andesitic Tuff
Andesitic Aglomerate
Diorite
Skarn
Vulcanoarenite
Limestone
Granodiorite
Veinlets , diss
Manto
Fault
Roads
Claim
Portal
Old Drill Holes
2017 Drill Holes
Intervals 2017
>100 g/t AgEq
>60 g/t AgEq
Interval / Au - Ag g/t Cu - Pb - Zn %
Silver equivalent derived from prices as follow:
$1300/oz Au
$18/oz Ag
$3/lb Cu
Americas
MINERA PLATTE RIVER GOLD S. DE R.C. DE C.V.
"SAN RAFAEL - 120 ZONE"
0
125
250
Meters
BASE MAP
June 2017